Philips sets out emerging market growth plans for Consumer Lifestyle sector in meeting with financial analysts

December 1, 2010

Amsterdam, the Netherlands – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the market on its Consumer Lifestyle sector. Executives at Consumer Lifestyle, including Chief Executive Officer Pieter Nota, will elaborate on the sector’s plan to drive sales growth in strategic businesses and geographies. Emerging markets will be a particular focus, with Consumer Lifestyle investing in local marketing, design and innovation capabilities.

“We have leading positions in health and well-being with a global footprint and a strong brand, especially in emerging markets,” said Mr. Nota, who became sector CEO at Consumer Lifestyle on September 1. “In 2011, we will increasingly focus on growth, prioritizing investment in key categories and markets. We will further strengthen our sector’s position in emerging markets and will continue to take action to bring our television business to profitability.”

Elaborating on the plan to strengthen the sector’s position in emerging markets, Mr. Nota will detail plans to move part of the leadership of the Domestic Appliances business group to Shanghai and the creation of a new innovation site there. These enablers will ensure speed and focus to deliver on local consumer insights.

He will also comment on the Television business, which will deliver a significant year-on-year improvement in profitability in 2010, the result of on-going cost improvements, supply partnerships and brand licensing agreements in selected markets. However, due to difficult market conditions and an unforeseen delay in the completion of the proposed brand licensing agreement between Philips and TPV Technology in China, (which is now expected to be closed around the end of 2010) the Television business will generate a 2% to 3% adjusted EBITA loss on a revenue of around EUR 3 billion for the full year.

Philips will today reconfirm its full-year group guidance for 2010 to significantly exceed the targeted 10% EBITA, adjusted for restructuring and acquisition-related charges, despite the lower results for the Television business.
At the end of the Capital Markets Day, Philips’ Group Controller Jan van Leeuwen will give an update on financial reporting related matters. In his comments, Mr. Van Leeuwen will also say that Philips’ next General Meeting of Shareholders will take place on March 31, 2011, later than earlier disclosed, to accommodate a change in legislation in the Netherlands related to annual meetings.

Presentations will begin at 10 a.m. (CET) and can also be followed via webcast. Please visit this link to listen to the webcast and download the slides that will be used during the day.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Joon Knapen
Corporate Communications
Tel: +31 20 5977 477
E-mail: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.